Exhibit 99.1

News Release
For Immediate Release
Contacts:

Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
Eurand	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	sephraim@theruthgroup.com
FDA Issues Complete Response Letter to GlaxoSmithKline
for Eurand’s EUR-1048
GlaxoSmithKline Responds to Complete Response Letter
PHILADELPHIA, Pa., Dec. 26, 2008 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced that it has been advised by GlaxoSmithKline (NYSE:GSK) that the U.S. Food and Drug Administration (FDA) has issued a Complete Response letter for the New Drug Application (NDA) for EUR-1048. EUR-1048 is an orally disintegrating tablet (ODT) formulation with an undisclosed active compound co-developed by Eurand and GSK.
GSK also has informed Eurand that it submitted its response to the Complete Response letter on December 24th and anticipates that the FDA will take up to 60 days to review the response and take action on the NDA.
Separately, the FDA also has advised GSK that the review of another collaborative product, EUR-1000, has been extended into 2009. EUR-1000 is an AB-rated generic equivalent to Inderal LA.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking/orally disintegrating tablet (ODT) formulations and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit Eurand’s website at www.eurand.com.

Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our NDA filing for EUR-1008, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to EUR-1008 or continues to delay approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those relating to Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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